Mark Anthony Concrete Inc.

Balance Sheet

As of September 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking-0989	382,106.41
Checking-1417	-196,037.82
LOC	-10,524.30
Total Bank Accounts	**$175,544.29**
Accounts Receivable	
Accounts Receivable (A/R)	878,720.84
Total Accounts Receivable	**$878,720.84**
Other Current Assets	
Inventory	158,967.46
Undeposited Funds	7,587.00
Total Other Current Assets	**$166,554.46**
Total Current Assets	**$1,220,819.59**
Fixed Assets	
Accumulated Depreciation	-190,605.00
Computers	3,374.96
Machinery and Equipment	194,046.92
Vehicles	555,004.91
Total Fixed Assets	**$561,821.79**
Other Assets	
Accumulated Amortization	-3,356.00
Loan Origination Fees	13,563.00
Start-Up Costs	22,147.40
Total Other Assets	**$32,354.40**
TOTAL ASSETS	**$1,814,995.78**

Mark Anthony Concrete Inc.

Balance Sheet

As of September 30, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-1,606.09
Total Accounts Payable	**$ -1,606.09**
Credit Cards	
KeyBank CC	-232,976.66
Total Credit Cards	**$ -232,976.66**
Other Current Liabilities	
Blue Vine	119,966.51
Blue Vine repayments	-141,408.25
Fora Financial	-39,425.00
LOC-Key Bank	-305.41
Pay Pal Note	40,770.15
PPP - N/P	358,545.00
Total Other Current Liabilities	**$338,143.00**
Total Current Liabilities	**$103,560.25**
Long-Term Liabilities	
Caterpillar Financing	26,724.81
EIDL N/P	509,900.00
N/P - 2015 Mack Dump Truck ($2,980)	78,705.00
N/P - 2018 Nissan Titan	26,582.90
N/P - Ally 750.77	32,842.38
N/P - Chevy Tool Truck-$955.42	0.00
N/P - Dump Truck-$805.07	0.00
N/P - Ford 944.80	-11,640.60
N/P - Norstar Dump Trailer	8,358.20
N/P-2017 Nissan Titan $416.45	89.54
N/P-Bridgeway Capital	349,501.13
N/P-Sheffield Super Line Trailer	3,193.82
NW Commission	446,882.00
Total Long-Term Liabilities	**$1,471,139.18**
Total Liabilities	**$1,574,699.43**
Equity	
Opening Balance Equity	-9,780.48
Owner’s Investment	406,422.66
Owner’s Pay & Personal Expenses	-56,605.24
Retained Earnings	-144,075.91

Mark Anthony Concrete Inc.

Balance Sheet

As of September 30, 2021

	TOTAL
Net Income	44,335.32
Total Equity	**$240,296.35**
TOTAL LIABILITIES AND EQUITY	**$1,814,995.78**

Mark Anthony Concrete Inc.

Profit and Loss

January - September, 2021

	TOTAL
Income	
Sales	1,708,542.33
Uncategorized Income	560.00
Total Income	**$1,709,102.33**
Cost of Goods Sold	
Job Supplies	87,442.38
Ready mix concrete	342,094.70
Total Cost of Goods Sold	**$429,537.08**
GROSS PROFIT	**$1,279,565.25**
Expenses	
Advertising & Marketing	9,450.00
Ask My Accountant	5,025.50
Bank Charges & Fees	23,581.85
Car & Truck	209.76
Auto - Gas	19,308.89
Vehicle Leases	13,308.17
Total Car & Truck	**32,826.82**
Credit Card Purchases	151,880.48
Employee Benefits	42,969.46
Insurance	36,518.22
Health Insurance	126,030.08
Total Insurance	**162,548.30**
Interest Paid	527.22
Legal & Professional Services	900.00
Office Supplies & Software	12,781.63
Other Business Expenses	46,141.96
Payroll Expense	493,174.81
Payroll Processing Fees	3,090.00
Payroll Taxes	206,092.73
Total Payroll Expense	**702,357.54**
Reimbursable expense - Mark SR/ Debbie	2,564.57
Reimbursable Expenses	11,180.24
Rent & Lease	10,038.00
Repairs & Maintenance	13,403.73
Uncategorized Expense	1,471.95
Utilities	5,580.68
Total Expenses	**$1,235,229.93**
NET OPERATING INCOME	**$44,335.32**
NET INCOME	**$44,335.32**

Mark Anthony Concrete Inc.

Statement of Cash Flows

January - September, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	44,335.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-255,259.45
KeyBank CC	-155,009.15
Blue Vine repayments	-60,051.88
LOC-Key Bank	-10,250.41
Pay Pal Note	-11,546.77
PPP - N/P	203,247.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-288,870.66**
Net cash provided by operating activities	**$ -244,535.34**
INVESTING ACTIVITIES	
Vehicles	-6,000.00
Net cash provided by investing activities	**$ -6,000.00**
FINANCING ACTIVITIES	
Caterpillar Financing	-21,143.44
N/P - 2015 Mack Dump Truck ($2,980)	-20,860.00
N/P - Ally 750.77	-810.83
N/P - Ford 944.80	-8,806.20
N/P - Norstar Dump Trailer	-2,836.55
N/P-2017 Nissan Titan $416.45	-9,691.25
N/P-Bridgeway Capital	-80,541.87
N/P-Sheffield Super Line Trailer	-1,380.34
NW Commission	446,882.00
Owner’s Investment	717.90
Owner’s Pay & Personal Expenses	-1,093.22
Net cash provided by financing activities	**$300,436.20**
NET CASH INCREASE FOR PERIOD	**$49,900.86**
Cash at beginning of period	417,800.68
CASH AT END OF PERIOD	**$467,701.54**